UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Applied Energetics, Inc.
(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE
(Title of Class of Securities)

03819M106
(CUSIP Number)

Stein Riso Mantel McDonough, LLP Chrysler Building, 405 Lexington Avenue, 42nd Floor, New York, NY 10174 (212) 599-1515
(Name, Address and Telephone of Person Authorized to Receive Notices and Communications)

March 23, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

CUSIP No. 03819M106

1.	Name of Reporting Person. Stein Riso Mantel McDonough, LLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	10,000,000 (See Item 5)

	8.	Shared Voting Power	-

	9.	Sole Dispositive Power	10,000,000 (See Item 5)

	10.	Shared Dispositive Power	-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,000,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 6.5%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 154,785,520 outstanding shares of the Issuer’s common stock as of March 30, 2016, as reported by the Issuer to the reporting person.

Item 1.    Security and Issuer

This statement relates to the Common Stock, par value $.001 per share("Common Stock"), issued by Applied Energetics, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 2480 W Ruthrauff Road, Suite 140 Q, Tucson, Arizona 85705.

Item 2.    Identity and Background

This statement is filed by Stein Riso Mantel McDonough, LLP (the "Reporting Person"). The business address of the Reporting Person is Chrysler Building, 405 Lexington Avenue, 42nd Floor, New York, NY 10174. The Reporting Person is a registered limited liability partnership organized under New York law. The Reporting Person engages in the practice of law.

The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

All of the shares of Common Stock reported in Item 5 as beneficially owned by the Reporting Person were acquired by the Reporting Person pursuant to a Common Stock Subscription Agreement dated February 9, 2016 in payment for services provided by the Reporting Person to the Company having a value of $10,000.

Item 4.    Purpose of Transaction

The shares reported in Item 3 herein were acquired by the Reporting Person for investment purposes. The Reporting Person may make purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock beneficially owned by it (to the extent it has dispositive power over such shares) at any time. The Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a)-(b)    According to the Company there were 154,785,520 outstanding shares of Common Stock on March 30, 2016. Immediately after the issuance of the shares to the Reporting Person pursuant to the Subscription Agreement, the Reporting Person beneficially owned 10,000,000 shares of Common Stock of the Company which constitute 6.5% of the issued and outstanding Common Stock. All such shares are directly owned by the Reporting Person.

(c)   In connection with the Subscription Agreement, the Reporting Person acquired beneficial ownership of 10,000,000 shares of Common Stock in exchange for providing services to the Company having a value of $10,000.

(d)   The Reporting Person affirms that no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Person.

(e)   Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships with the Reporting Person or any other person with respect to the securities of the Company, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7.    Material to be filed as Exhibits

The following exhibit is being filed with this Schedule 13D:

Exhibit 99.1 — Form of Subscription Agreement, dated as of February 9, 2016

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 31, 2016

By:	/s/ Dennis L Stein
Dennis L Stein, Partner